

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

<u>Via E-Mail</u>
Gary E. Dickerson
President and Chief Executive Officer
Applied Materials, Inc.
3050 Bowers Avenue
P.O. Box 58039
Santa Clara, California 95052-8039

     Re: Applied Materials, Inc.
               Form 10-K for the year ended October 27, 2013
               Filed December 4, 2013
               File No. 000-06920

Dear Mr. Dickerson:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Martin James

                                 Martin James
                                 Senior Assistant Chief Accountant

cc (via e-mail): James R. Griffin, Esq.